Exhibit 8.1
LIST OF SUBSIDIARIES
The following companies are subsidiaries of InNexus Biotechnology Inc. as of October 31, 2007:

	JURISDICTION OF
NAME OF SUBSIDIARY	INCORPORATION	OWNERSHIP

North Bioscience Inc.	British Columbia, Canada	100%

InNexus Biotechnology International Limited	Barbados	100%

InNexus Bioscience (Barbados) Inc.	Barbados	100%

InNexus Inc.	State of Washington	100%

InNexus Exchange Corp.	State of Nevada	100%
For details see Item 4 — “Information On The Company”